Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements for the periods specified in the earnings release included as an exhibit to this Form 6-K. We undertake no obligation to update publicly any forward-looking statements in such earnings release or otherwise included in this Form 6-K.

A. Operating Results

Overview

We have positioned ourselves at the forefront of future education trends that indicate requirements for a more integrated, hybrid model of academic and workforce training. Our fully integrated hybrid education delivery and content development platform, called HybriU, seeks to break down traditional boundaries between online and offline learning, academic and industry training, and language and region to meet the evolving needs of learners and educators.

Intelligent technology is transforming the education industry. Students are no longer restricted by the traditional learning environment. Intelligent campuses and classes are becoming a global trend, leading to increased efficiency, cost savings and improved experiences for students and staff. To address this transformation and by leveraging the power of AI and large language models, we proactively introduced our HybriU platform to universities and colleges. HybriU provides students access to educational resources, regardless of location, device, or language, thereby increasing the potential for learning and teaching through cooperation with peers and experts worldwide while optimizing facilities to create sustainable campuses.

For the six months ended June 30, 2024, net revenues decreased by $1.3 million to $4.8 million from $6.1 million in the same period of 2023. For the three months ended June 30, 2024, net revenues decreased by $0.3 million to $2.4 million from $2.7 million in the same period of 2023. The decreases were primarily due to the permanent closure of Bay State College at the end of the 2022-2023 academic year.

Net income for the six months ended June 30, 2024, was $0.2 million, improving by $2.4 million from a net loss of $2.2 million in the same period of 2023. Net income for the three months ended June 30, 2024, was $0.1 million, improving by $1.1 million from a net loss of $1.0 million in the same period of 2023.

Recent Developments

On June 26, 2024, the Company entered into a $1.3 million non-exclusive, annually renewable licensing agreement with Inspiring Futures Pte. LTD., a Singapore company (the “Licensee”), pursuant to which the Company grants the Licensee licensing authorization for the production of the HybriU AI UniBox and the sale of HybriU, a comprehensive AI-driven, plug-and-play educational solution, in international markets.

Factors affecting the results of operations

General factors affecting the results of operations

While our business is influenced by factors affecting the education industry in the U.S. generally, we believe our business is more directly affected by Company-specific factors, including, among others:

●	The number of student enrollments. The number of student enrollments is largely driven by demand for educational programs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our campuses, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We employ a variety of marketing and recruiting methods to attract students and increase enrollment in our schools. We believe prospective students are attracted to our schools due to our strong brand name, innovative teaching and learning models and practices, and high-quality, individualized services. With the deployment and utilization of HybriU, a rapid increase in the number of out-of-state students, international students, and auditor enrollments is expected in the future. The longer and more frequently a student uses our services and products, the more effective and efficient the services and content we provide to them become. This enhances students’ stickiness and utilization of our services throughout their learning cycle.

●	The amount of fees we charge. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location and capacity of the campus, the costs of delivering our services, and the course fees charged by our competitors for the same or similar courses.

●	Our Costs and Expenses. We incur costs and expenses at both the headquarters level and at our campus. Our most significant costs are compensation and social welfare paid to/for our teachers, and rental and teaching-related expenses. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

Effects of disposals and other strategic plans

There were no acquisitions or disposals during the six-month period ended June 30, 2024.

Key financial performance indicators

Key financial performance indicators consist of net revenues, cost of revenues, gross profit and operating expenses, which are discussed in greater detail below. The following tables set forth the consolidated net revenues, cost of revenues and gross profit, both in absolute amounts and as a percentage of net revenues, for the periods indicated.

	For the six months ended June 30,
	2023	2023	2024	2024
	$	%	$	%
	(in thousands, except percentages)
Net revenues	6,097	100.0	4,773	100.0
Cost of revenues	(4,082)	(67.0)	(2,208)	(46.3)
Gross Profit	2,015	33.0	2,565	53.7

	For the three months ended June 30,
	2023	2023	2024	2024
	$	%	$	%
	(in thousands, except percentages)
Net revenues	2,728	100.0	2,399	100.0
Cost of revenues	(1,508)	(55.3)	(1,064)	(44.4)
Gross Profit	1,220	44.7	1,335	55.6

Net revenues

In the six months ended June 30, 2023 and 2024, and three months ended June 30, 2023 and 2024, net revenues were $6.1 million, $4.8 million, $2.7 million and $2.4 million, respectively. The decreases were primarily due to the permanent closure of Bay State College at the end of the 2022-2023 academic year.

Cost of revenues

Cost of revenues for educational and career enhancement programs and services primarily consists of:

●	Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;

●	Rental, utilities, water and other operating expenses for the operation of our school properties;

●	Depreciation and amortization of properties, leasehold improvement and equipment used in the provision of educational services.

Gross profit and gross margin

Gross profit was $2.0 million, $2.6 million, $1.2 million and $1.3 million in the six months ended June 30, 2023, and 2024 and the three months ended June 30, 2023, and 2024, respectively.

Gross margin was 33.0%, 53.7%, 44.7% and 55.6% in the six months ended June 30, 2023, and 2024 and the three months ended June 30, 2023, and 2024, respectively. The increases in gross margin were mainly attributable to the permanent closure of Bay State College at the end of the 2022-2023 academic year and stringent cost controls to improve operating efficiency.

Operating expenses

Operating expenses consist of selling and marketing expenses, and general and administrative expenses. The following tables set forth the components of the operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the six months ended June 30,
	2023	2023	2024	2024
	$	%	$	%
	(in thousands, except percentages)
Net revenues	6,097	100.0	4,773	100.0
Operating expenses:
Selling and marketing	(425)	(7.0)	(550)	(11.5)
General and administrative	(3,449)	(56.6)	(2,280)	(47.8)
Research and development	—	—	(150)	(3.1)
Total operating expenses	(3,874)	(63.6)	(2,980)	(62.4)

	For the three months ended June 30,
	2023	2023	2024	2024
	$	%	$	%
	(in thousands, except percentages)
Net revenues	2,728	100.0	2,399	100.0
Operating expenses:
Selling and marketing	(148)	(5.4)	(251)	(10.5)
General and administrative	(1,829)	(67.0)	(944)	(39.3)
Research and development	—	—	(75)	(3.1)
Total operating expenses	(1,977)	(72.4)	(1,270)	(52.9)

Selling and marketing expenses. Our selling and marketing expenses primarily consisted of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. Our selling and marketing expenses increased by 50% to $0.6 million for the six months ended June 30, 2024, from $0.4 million for the same period of 2023, and increased by 200% to $0.3 million for the three months ended June 30, 2024, from $0.1 million for the same period of 2023. The increases in selling and marketing expenses in the six months and three months ended June 30, 2024, were primarily due to increased marketing activities to advertise our products and strengthen the Group’s brand awareness.

General and administrative expenses. Our general and administrative expenses primarily consisted of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utility payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities, as well as bad-debt provision. Our general and administrative expenses decreased by 32.4% to $2.3 million for the six months ended June 30, 2024, from $3.4 million for the same period of 2023, and decreased by 50% to $0.9 million for the three months ended June 30, 2024, from $1.8 million for the same period of 2023. The decreases were primarily attributed to the permanent closure of Bay State College at the end of the 2022-2023 academic year and the associated reduction in shared center services.

Research and development. Our research and development consisted of personnel-related expenses directly associated with our research and development organization, depreciation of equipment used in research and development, and allocated overhead. Our research and development expenses increased to $0.2 million for the six months ended June 30, 2024, from nil in the same period of 2023, and increased to $0.1 million for the three months ended June 30, 2024, from nil in the same period of 2023. The increase in 2024 was mainly due to the development of our new product, HybriU.

We are a Cayman Islands company and we currently conduct operations primarily through our U.S. subsidiaries. Under the current laws of the Cayman Islands, Ambow is not subject to taxes on its income or capital gains. In addition, the payment of dividends, if any, is not subject to withholding taxes in the Cayman Islands.

A significant component of our income tax provision is generated from our U.S. subsidiaries' operations, which have a federal statutory income tax rate of 21%. Current income taxes are provided for in accordance with the laws and regulations in the U.S. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the consolidated financial statements.

Critical accounting estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the unaudited condensed consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the Company’s financial condition and results of operations and which require the Company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) income taxes; and (iii) leases. See Note 3—Summary of Significant Accounting Policies to our unaudited condensed consolidated financial statements for the disclosure of these accounting policies.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates to include (i) allowance for credit losses; (ii) estimated impairment of long-lived assets and (iii) valuation allowance for deferred tax assets as follows:

Allowance for credit losses

Our accounts receivable and long-term receivable included in other non-current assets are within the scope of ASC 326. We estimated the allowance for expected credit losses to be periodically reserved for potentially uncollectible receivable amounts. We estimate and record an expected lifetime credit loss on accounts receivable and long-term receivable included in other non-current assets by utilizing historical write-off rates as a starting point for determining expected credit losses and have considered all available relevant information, including details about past events, current conditions, and reasonable and supportable forecasts, as well as their impact on the expected credit losses. The allowance for expected credit losses is adjusted for current conditions and reasonable and supportable forecasts.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets, using the expected future discounted cash flows.

Allowance for deferred tax assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized.

Results of operations

The following table sets forth a summary of our unaudited condensed consolidated statements of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements, and related notes included elsewhere in this report. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

Summary of Unaudited Condensed Consolidated Statements of Operations

	For the six months ended June 30,		For the three months ended June 30,
	2023	2024	2023	2024
	$	$	$	$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services	6,097	4,773	2,728	2,399
COST OF REVENUES:
- Educational programs and services	(4,082)	(2,208)	(1,508)	(1,064)
GROSS PROFIT	2,015	2,565	1,220	1,335
Operating expenses:
Selling and marketing	(425)	(550)	(148)	(251)
General and administrative	(3,449)	(2,280)	(1,829)	(944)
Research and development	-	(150)	-	(75)
Total operating expenses	(3,874)	(2,980)	(1,977)	(1,270)
OPERATING (LOSS) INCOME	(1,859)	(415)	(757)	65
OTHER (EXPENSES) INCOME	(323)	126	(231)	64
(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	(2,182)	(289)	(988)	129
Income tax (expense) benefit	(13)	505	(13)	(6)
NET (LOSS) INCOME	(2,195)	216	(1,001)	123
-Less: Net (loss) income attributable to non-controlling interests	-	-	-	-
NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(2,195)	216	(1,001)	123

Six and three months ended June 30, 2024, compared with the six and three months ended June 30, 2023

Net revenues. Net revenues decreased by $1.3 million to $4.8 million for the six months ended June 30, 2024, from $6.1 million in the same period of 2023, and decreased by $0.3 million to $2.4 million for the three months ended June 30, 2024, from $2.7 million in the same period of 2023. The decrease was primarily due to the permanent closure of Bay State College at the end of the 2022-2023 academic year.

Cost of revenues. Cost of revenues decreased by $1.9 million to $2.2 million for the six months ended June 30, 2024, from $4.1 million in the same period of 2023, and decreased by $0.4 million to $1.1 million for the three months ended June 30, 2024, from $1.5 million in the same period of 2023. The decreases were due to the closure of Bay State College at the end of the 2022-2023 academic year.

Gross profit. Gross profit increased to $2.6 million in the six months ended June 30, 2024, from $2.0 million in the same period of 2023, and increased to $1.3 million in the three months ended June 30, 2024, from $1.2 million in the same period of 2023.

Gross margin. Gross margin increased to 53.7% in the six months ended June 30, 2024, from 33.0% in the same period of 2023, and increased to 55.6% in the three months ended June 30, 2024, from 44.7% in the same period of 2023.

Operating expenses. Total operating expenses decreased by 23.1% to $3.0 million for the six months ended June 30, 2024, from $3.9 million for the same period of 2023, and decreased by 35.0% to 1.3 million for the three months ended June 30, 2024, from $2.0 million for the same period of 2023. The analysis of changes is listed below.

●	Selling and marketing expenses. Selling and marketing expenses increased by 50.0% to $0.6 million for the six months ended June 30, 2024, from $0.4 million in the same period of 2023, and increased by 200% to $0.3 million for the three months ended June 30, 2024, from $0.1 million in the same period of 2023. The increases were mainly attributable to increased marketing activities to advertise our products and strengthen the Group’s brand awareness.

●	General and administrative expenses. General and administrative expenses decreased by 32.4% to $2.3 million for the six months ended June 30, 2024, from $3.4 million in the same period of 2023, and decreased by 50.0% to $0.9 million for the three months ended June 30, 2024, from $1.8 million in the same period of 2023. The decreases were primarily attributable to the permanent closure of Bay State College at the end of the 2022-2023 academic year and the associated reduction in shared center services.

●	Research and development expenses. Our research and development expenses increased to $0.2 million for the six months ended June 30, 2024, from nil in the same period of 2023, and increased to $0.1 million for the three months ended June 30, 2024, from nil in the same period of 2023. The increases in 2024 were mainly due to the development of our new product, HybriU, during the period.

Other income and expenses. Other income was $0.1 million for the six months ended June 30, 2024, compared with other expenses of $0.3 million in the same period of 2023. Other income was $0.1 million for the three months ended June 30, 2024, compared with other expenses of $0.2 million in the same period of 2023.

Income and Loss. According to the above-mentioned factors, there was an income of $0.2 million for the six months ended June 30, 2024, compared with a loss of $2.2 million in the same period of 2023. Income for the three months ended June 30, 2024 was $0.1 million, compared with a loss of $1.0 million in the same period of 2023.

B.  Liquidity and Capital Resources

As of June 30, 2024, our consolidated current assets exceeded consolidated current liabilities by $4.5 million. With certain non-cash payment adjustments excluded, there would have been a positive working capital balance as of June 30, 2024. Our consolidated net assets were $6.6 million as of June 30, 2024.

Our principal sources of liquidity were cash used in operating activities, bank borrowings, third-party loans, and ordinary share issuances. We had net cash used in operating activities of $2.9 million and $0.6 million for the six months ended June 30, 2023 and 2024, respectively. As of June 30, 2024, we had $1.6 million in unrestricted cash and cash equivalents and restricted cash of $7.4 million.

Our operating results for future periods are subject to numerous uncertainties, and it is uncertain if we will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage costs and operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

We believe that available cash and cash equivalents, restricted cash released within 12 months, and cash provided by operating activities, together with cash available from the activities mentioned above, should enable us to meet presently anticipated cash needs for at least the next 12 months after the issue date of the financial statements, and we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations, and we expect that we will require additional capital to execute our longer-term business plan. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing our business development activities, suspending the pursuit of our business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will raise additional capital if needed.

Risks and Uncertainties

On January 19, 2023, the New England Commission of Higher Education (“NECHE”) informed Bay State College (“BSC”) of its intention to withdraw BSC’s accreditation as of August 31, 2023. Following the rejection of Ambow’s appeal, the Board of Trustees announced to permanently close Bay State College at the end of the 2022-2023 academic year, and this permanent closer was completed on August 31, 2023. The College provided academic, support and transitional services to students through August 31, 2023, and signed agreements with several area universities to provide program completion pathways to Bay State students, often with enhanced transfer and other opportunities.

Short-term borrowings

Loan agreements for short-term borrowings consisted of the following:

		As of June 30,	As of December 31,
	Maturities	2024	2023
		$	$
		(In thousands)
Bank borrowing from EAST WEST BANK	January 2024	-	2,439
Bank borrowing from Cathy BANK	October 2024	1,500	1,500
Bank borrowing from Cathy BANK	December 2024	1,200	-

The weighted average interest rate of the outstanding borrowings was 3.96% and 6.16% per annum as of December 31, 2023 and June 30, 2024, respectively. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the six months ended June 30, 2023, and 2024 were $5.4 million and $2.7 million, respectively.

The borrowings incurred interest expenses of $0.1 million and $0.1 million for the six months ended June 30, 2023, and 2024, respectively. There was neither capitalization as additions to construction in progress nor guarantee fees for the six months ended June 30, 2023, and 2024, respectively.

See Note 8 Short-Term Borrowings to the unaudited condensed consolidated financial statements appearing elsewhere in this Form 6-K for further information.

Holding company structure

Ambow is a Cayman Islands holding company. We conduct our operations primarily through our subsidiaries in the United States. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

Inflation has not materially impacted the results of operations in recent years. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation.

C. Research and Development, Patents and Licenses

As of June 30, 2024, we employed nine full-time and part-time software and educational professionals. We spent nil and $0.2 million on research and development expenses for the six months ended June 30, 2023 and 2024, respectively.

D. Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see “An Operating and Financial Review and Prospects—Operating Results” and “B Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

E. Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

There were no new off-balance sheet arrangements as of December 31, 2023 and June 30, 2024.

F. Contractual Long-Term Obligations

The following table presents a summary of the contractual long-term obligations and payments by period as of June 30, 2024.

	Payments Due by Period
		2024
	Total	(remaining)	2025-2026	2027-2028	Thereafter
	$	$	$	$	$
	(in millions)
Operating lease obligations	6.5	3.5	2.9	0.1	—